CHINA INFORMATION TECHNOLOGY, INC.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District
Shenzhen, Guangdong, 518040
People’s Republic of China
Tel: (+86) 755 8370 8333

September 1, 2011

By EDGAR Transmission
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Information Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Forms 10-Q for Quarterly Periods Ended March 31, 2011 and June 30, 2011
File No. 001-34076

Dear Mr. Gilmore:

We hereby submit the responses of China Information Technology, Inc. (the “Company”), to the comments of the staff of the Securities and Exchange Commission set forth in the Staff’s letter, dated August 18, 2011, providing the Staff’s comments with respect to the above-referenced annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “Form 10-K”), quarterly report on Form 10-Q for the quarterly period ended March 31, 2011 (the “First Quarter Form 10-Q”), and quarterly report on Form 10-Q for the quarterly period ended June 30, 2011 (“Second Quarter Form 10-Q”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 40

1.	We note your disclosure in a risk factor on page 18 that lack of additional financing could force the company to substantially curtail or cease operations. Your liquidity discussion and analysis should clearly address prospective information regarding the company’s short-term (generally up to 12 months into the future) and long-term sources of and needs for capital. Considering the significant amount of short-term obligations as of December 31, 2010, the level of operating cash flows generated in during the periods presented, and your risk factor disclosure, please tell us how you considered the guidance in Item 303(a)(1) of Regulation S-K, FRR 501.03 and Section IV of SEC Release 33-8350.

Division of Corporation Finance
September 1, 2011

Response: The disclosure in the referenced risk factor reflected our belief that a potential lack of available financing options could, under certain circumstances, force us to substantially curtail or cease operations. For example, if a prolonged economic downturn were to cause our customers to significantly reduce or cancel their orders and we were not able to reduce our financial obligations to a corresponding extent, substantial reductions in our operations may become unavoidable. We use short-term bank borrowings to finance our working capital, as Chinese banks tend to be unwilling to make long-term loans to non-state-owned enterprises. Historically, we have been able to renew or replace our short-term loans upon maturity. Moreover, as disclosed, our loans mature at different times of the year. As of the date of filing of the Form 10-K, we believed that we had sufficient resources to meet our near-term cash requirements. We therefore determined that, consistent with the guidance in Item 303(a)(1) of Regulation S-K, Codification of Financial Reporting Policies Section 501.03, and Section IV of Commission Release 33-8350, as of the date of the filing of the Form 10-K, that the possibility of an event occurring that would render us unable to repay our loans or otherwise force us to substantially curtail or cease operations was too remote and uncertain to affect our discussion in the above-captioned section of the Form 10-K and therefore did not reflect a trend, demand, commitment, event or uncertainty that would result in or that was reasonably likely to result in our liquidity increasing or decreasing in any material manner.

2.	Please tell us whether there are any covenants or financial restrictions related to outstanding debt obligations. If so, describe them and tell us whether the company was in compliance with the covenants as of December 31, 2010. Please refer to Item 303(a)(1) of Regulation S-K, codified FRC 501.02, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

Response: The covenants or financial restrictions related to our outstanding debt obligations as of December 31, 2010 related to Huipu Electronics (Shenzhen) Co., Ltd. (“Huipu”), a wholly-owned subsidiary of the Company, as follows:

  Huipu should maintain a certain level of tangible assets;

  Huipu should inform the bank 30 days before any of the following events occurs; if the bank determines that such event will cause a material impact to the bank loan, Huipi may perform the event only upon receipt of the approval of the bank:

Division of Corporation Finance
September 1, 2011

  dispose material assets constituting over 10% of the total net assets by sale, bestowment, lending, transfer, mortgage, pledge or any other means;

  profit distribution over 30% of the current year’s after tax profits, or over 20% of the total retained earnings; and

  new investments by Huipu outside its current operations which constitute over 20% of its net assets.

As of December 31, 2010, we were in compliance with the above covenants.

3.	In your explanation of the increase in administrative expenses on page 37 one of the contributing factors listed is the $.89 million increase in the provision for bad debts. It appears that the provision and allowance for bad debts has grown disproportionately compared to receivables over the periods presented, from 2008 to 2010, and this trend has not been addressed in your discussion and analysis. Please tell us the underlying reasons for the significant increase in the provision and allowance from 2008 to 2010, including but not limited to, changes in asset quality, types of receivables or customers, or methodology for determining the allowance for bad debts. Tell us whether there have been credit concerns related to any of your significant customers. Refer to item 303(a)(1) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

Response: The allowance for doubtful accounts for accounts receivables was approximately 6%, 4% and 1% as at December 31, 2010, 2009 and 2008, respectively. The increase was in line with our increase in sales over the 2008-2010 period. Our expansion in the market, especially in software and products sales, correlated with an increase in our customer base from 222 in 2008 to 234 in 2009 and 289 in 2010. Our customers have historically been primarily public sector entities that use our products and services to improve the service quality and management level and efficiency of public security, traffic control, fire control, medical rescue, border control, surveying, mapping, and healthcare management. Over the past several years, especially during 2010, we diversified our customer base beyond our historical geographic reach and expanded our market and product offerings in the public and private sectors, through geographic expansion and enhancement of our technical capabilities. As the increase in our customer base and sales were primarily a result of an increase in non-public sector customers, the risk of recoverability increased compared with previous years. As a result, in terms of percentage, the allowance for doubtful accounts increased over the 2008-2010 period. As most of our significant customers are in the public sector, there were no signs that there were credit concerns to our significant customers as at December 31, 2010.

Division of Corporation Finance
September 1, 2011

4.	As a related matter, please provide us with and tell us how you considered disclosure of an aging analysis of accounts receivable as of each balance sheet date to highlight any trends and uncertainties with respect to liquidity. Refer to item 303(a)(1) of Regulation S-K and Sections III.B.1 and 3 of SEC Release 33-8350.

Response: Please refer to the below table regarding our accounts receivable aging as at December 31, 2010 and December 31, 2009:

Aging	December 31, 2010	December 31, 2009
1-3 months	$38,476,926	$28,010,418
4-6 months	29,066,250	24,766,934
6-12 months	24,835,301	13,475,749
1-2 years	4,657,601	4,864,020
over 2 years	1,759,177	641,552
	$98,795,255	$71,758,673

Longer outstanding accounts receivable were related to our public sector customers. The increase in the number of our public-company customers has resulted in an increase in our accounts receivable aging. We have little experience in not receiving payment from such customers after allowing for delay. We have determined that the fluctuation in the aging of accounts receivable has not constituted a material trend or uncertainty. We intend to make appropriate disclosure in future filings if we determine that any material trends or uncertainties exist in this regard.

5.	We note disclosure on pages 17, 22, and 26 regarding restrictions on dividends payable from your subsidiaries in the PRC. Please tell us, and disclose in future filings, the restrictions on retained earnings and net assets and quantify the amount of restricted net assets and retained earnings so that an investor may ascertain the amount ultimately available to meet the parent company’s cash obligations or for distribution if the company were to pay dividends. Describe any other restrictions on the transferability of assets via loans or advances from the PRC subsidiaries that could limit the offshore company or parent company’s ability to meet cash obligations. Similarly revise your Note 14 disclosure on page F-35 in future filings. Refer to Item 303(a)(1) of Regulation S-K, Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2.

Response: As disclosed on pages 17 and 26 of the Form 10-K, our subsidiaries that are organized in the People’s Republic of China (“PRC”) may pay dividends only out of their accumulated profits and our PRC subsidiaries are required to set aside at least 10% of their after-tax profit to their general reserves until such reserves cumulatively reach 50% of their respective registered capital. We likewise disclosed that our PRC subsidiaries’ general reserves are not distributable as cash dividends.

In addition to the above described general reserve restrictions, restrictions on our net assets include the conversion of local currency into foreign currencies, tax withholding obligations on dividend distributions, the need to obtain State Administration for Foreign Exchange (“SAFE”) approval for loans to a non-PRC consolidated entity and the covenants or financial restrictions related to outstanding debt obligations as detailed in our response to Comment 2 above. We are not aware of other restrictions on our net assets or the transferability of assets via loans or advances to our non-PRC consolidated entities. As our operations are principally based in China, our non-PRC consolidated entities do not have material cash obligations. As a result, we have not discussed SAFE approval for loans or advances to our non-PRC consolidated entities because we do not believe it to be a material restriction. If the nature of the businesses of our non-PRC consolidated entities changes in the future resulting in a need for material cash transfers to them, we intend to ensure that appropriate disclosure is included in future filings.

Division of Corporation Finance
September 1, 2011

We disclosed the aggregate general reserve amounts as of December 31, 2008, 2009 and 2010, of our PRC subsidiaries and other consolidated entities in the consolidated statement of changes in equity in the Form 10-K. Our general reserve amount and retained earnings were both disclosed as separate line items on our consolidated balance sheet in the Form 10-K. In response to the Staff’s comment, we intend to disclose the amount of our restricted net assets as well as retained earnings in our future filings and we intend to revise Note 14 disclosure in future filings in accordance with the Staff’s comment.

6.	Your disclosure on pages 17 and 22 indicates that the accumulated profits for paying dividends and the annual appropriation of after-tax profits is based on after-tax profits and accumulated profits as determined under accounting principles generally accepted in the PRC. Please tell us, and disclose in future filings, whether there are any significant differences between after-tax profits/losses as calculated pursuant to PRC accounting standards and regulations as compared to after-tax earnings as presented in your financial statements.

Response: After-tax profits/losses with respect to the payment of dividends out of accumulated profits and the annual appropriation of after-tax profits as calculated pursuant to PRC accounting standards and regulations do not result in significant differences as compared to after-tax earnings as presented in our financial statements. However, there are certain differences between PRC accounting standards and regulations and U.S. generally accepted accounting principles, arising from different treatment of items such as amortization of intangible assets and change in fair value of contingent consideration rising from business combinations. We intend to ensure that further filings disclose this information.

7.	We note several points of disclosure, such as related to convertibility of the RMB, throughout your risk factors indicating uncertainties and risks related to the transferability of funds between the PRC subsidiaries and the off-shore holding company. Please summarize for us, and in future filings disclose, the nature of such restrictions and uncertainties and the potential impact on liquidity. Clarify whether there are any restrictions on the off-shore holding company’s ability to provide loans to, directly invest in, or otherwise transfer funds to the PRC subsidiaries and iASPEC.

Division of Corporation Finance
September 1, 2011

Response: An offshore holding company, as a shareholder of a foreign-invested enterprise (“FIE”), can make loans to the FIE, provided the parties comply with PRC regulations governing such loans. Our parent company can make a shareholder loan to a PRC subsidiary provided that (i) the amount of the loan does not exceed the difference between the total investment and register capital as approved by the local Administration for Industry and Commerce that issued the business license of the subsidiary; and (ii) before the loan can be converted into RMB, the subsidiary reports to SAFE the intended use of proceeds (which cannot be to purchase domestic assets). The subsidiary can finance the operations of iASPEC Software Co., Ltd. (“iASPEC”), our variable interest entity (VIE), in accordance with the terms of the management services agreement.

We intend to make disclosure to the above effect in future filings if the situation remains the same at the time.

8.	In a risk factor on page 23 you disclose that the shares purchased by the investors in your 2007 private placement transaction are subject to redemption in the event that the PRC government takes action that unwinds the restructuring transaction and that such redemption would materially and adversely affect your liquidity and capital resources. Please tell us how you considered disclosure of this uncertainty and the potential impact on liquidity. Clarify whether you are referring to the Amended and Restated Management Service Agreement (“MSA”) entered into in December 2009 or also the initial MSA entered into in 2007 when referring to the “restructuring agreement.” We note that this risk factor disclosure was also included in your December 31, 2008 Form 10-K. In addition, explain what the basis would be for a PRC governmental agency to take action that could impact the transactions contemplated by the restructuring agreement. Refer to Item 303(a)(1) of Regulation S-K, codified FRC 501.02 and .03, Section III.C of SEC Release 33-6835 and Section IV of SEC Release 33-8350 for further guidance.

Response: We intended to refer to the Amended and Restated Management Service Agreement entered into in December 2009 when referring to the “restructuring agreement” in the Form 10-K and in this letter.

On September 28, 2009, the PRC General Administration of Press and Publication (“GAPP”), National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published the Notice Regarding the Consistent Implementation of the “Stipulations on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Internet Games and the Examination and Approval of Imported Internet Games (“GAPP Notice 13”). GAPP Notice 13 restates the general principle espoused in regulations that foreign investment is not permitted in Internet game operating businesses in China. In addition, GAPP Notice 13 expressly prohibits foreign investors from using contractual or other control arrangements to gain control over domestic internet game operation.

Division of Corporation Finance
September 1, 2011

Although GAPP Notice 13 appears to have raised uncertainties for certain companies operating in China, we do not believe that such uncertainties relate to our business or cast significant doubt on our ability to direct the activities of our VIE, iASPEC. We do not operate in the Internet gaming industry in China and have no plans to do so. Our business operations are therefore not regulated by the issuing departments of GAPP Notice 13.

We also considered that, like most entities formed under PRC law, iASPEC is generally subject to the risk of claims of violations under PRC laws or regulations, including PRC laws or regulations relating to PRC corporate law, contract law, civil law, and criminal law. The basis for any such claims may not necessarily relate to the legality of the general structure under which we control the operations of iASPEC, but they may have an impact on the transactions contemplated by the restructuring agreement and force us to restructure our ownership structure and operation of iASPEC, discontinue a portion of our business, or require us to de-consolidate iASPEC. We believe that the success of such claims would relate to factors outside the scope of the analysis of whether our VIE structure itself is legal, such as whether we are current in our payments to our vendors. Moreover, to our knowledge, no such factors are applicable, and any risks that such factors may become applicable, to the extent that they are material to the Company, were disclosed in the Form 10-K.

Therefore, we determined that disclosure of any uncertainty that the PRC government may take action that unwinds the restructuring transaction and permit redemption of shares purchased by investors in the 2007 private placement would be unnecessary, as these eventualities appeared to be remote and therefore unlikely to materially or adversely affect our liquidity or capital resources.

Division of Corporation Finance
September 1, 2011

9.	As a related matter, please explain to us how you considered the redemption rights of these securities in determining the appropriate classification on your balance sheet, citing the specific accounting literature upon which you relied in making this determination. Tell us how you considered disclosure of the terms of these equity securities in your Note 15 “Equity” financial statement footnote. Refer to ASC 505-10-50.

Response: The Company believes that the relevant accounting literature is ASC 480, which deals with mandatorily redeemable common stock. A mandatory redemption clause requires common or preferred stock to be redeemed (retired) at a specific date(s) or upon occurrence of an event which is uncertain as to timing although ultimately certain to occur. Under ASC 480, financial instruments with mandatory redemption features must be reported as liabilities. However, in our case, the common stock in question is not subject to mandatory redemptions, but rather is redeemable only upon the occurrence of defined events, including action by the PRC government that unwinds our restructuring transaction. The Company believes that under ASC 480, an assessment must be made each reporting period to ascertain whether the triggering event has yet occurred. If it has been determined that such event has occurred, reclassification of the conditionally mandatory redeemable common stock to liabilities must be effected. As the Company has determined that the triggering event has not occurred to date, and as explained in our response to Comment 8 above, we believe that the risk of redemption of shares purchased by investors in the 2007 private placement is remote and thus it is appropriate to continue to classify such shares as equity.

Obligations Under Material Contracts, page 43

10.	In future filings please include long-term debt obligations, including any long-term related party obligations, and the related interest payments in your table of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

Response: We intend to ensure that future filings include disclosure of long-term debt obligations, including any long-term related party obligations, and the related interest payments in our table of contractual obligations.

Critical Accounting Policies

Division of Corporation Finance
September 1, 2011

11.	In light of the significance of the company’s goodwill balance, to provide information for investors to assess the probability of a future material impairment charge please tell us how you considered disclosing whether there was material goodwill at any reporting units that are at risk of failing step one or that no reporting units are at risk. Confirm, if true, that the fair value of each reporting unit is substantially in excess of its carrying value. Refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Response: ASC 350-30-50, "Goodwill and Other Intangible Assets", requires the testing of goodwill at least annually. As disclosed on pages 43 and F-18 of the Form 10-K, the Company tests goodwill for impairment in the fourth quarter each year. The Company confirms that, as of December 31, 2010, none of the reporting units of the Company were at risk of failing step one of our two-step goodwill impairment test, and each of our reporting units had a fair value that exceeded its respective carrying value. As of December 31, 2010, the date of the most recent step-one test for goodwill impairment, the estimated fair value of the reporting units exceeded the carrying value by over 15%. However, if we become aware that any reporting unit is at risk of failing step one of our goodwill impairment test, we intend to disclose the related information in future filings.

Revenue Recognition, page 43

12.	In light of the significant increase in the allowance for doubtful accounts, please tell us how you considered disclosure of your policy with respect to providing concessions/discontinuing sales or revenue recognition for customers who are delinquent in repaying existing receivables, including the point at which you consider that collection of an account is not reasonably assured.

Response: The Company evaluates the creditworthiness of each customer before accepting them and continuously monitors their recoverability. If there are any indicators that the customer may not make payment, such as the customer’s failure to comply with its payment schedule, negative news regarding the financial strength of such customer or a significant dispute with the customer regarding job progress or other matters, then we may consider making provision for impairment for that particular customer. At the same time, we may cease further sales or services to such customer. We typically assess the amount of this provision on a case-by-case basis with reference to the possibility of recoverability based on available information. There is no fixed point regarding the amount and extent that we will make provision or which point at which we consider that collection of account is not reasonably assured. We have little experience in not receiving payment from our customers after allowing for some delay. As most of our significant customers are in the public sector and do not present a significant payment delinquency concern, we considered the Company’s practices in this regard to have been an immaterial addition to our disclosure.

Division of Corporation Finance
September 1, 2011

Income Taxes, page 44

13.	Please tell us how you considered disclosure of significant assumptions and estimates as it relates to your consideration of the PRC Enterprise Income Tax Law (“EIT Law”) such as those described on pages 16 and 28. Based upon your riskfactor disclosure, management’s assumptions and conclusions regarding “de facto management bodies,” “resident enterprise” status, and applicability of 10% withholding tax on dividends paid by PRC subsidiaries are not clear. Your risk factor regarding this matter indicates that you are monitoring the possibility of “resident enterprise” treatment for the 2011 tax year. Please provide us with an update on the company’s analysis and conclusions. Explain how your conclusion is impacted by the grandfathering provisions of the EIT Law described on page 16 and the preferential tax treatments and exemptions disclosed on pages 34 and F-34.

Response: We considered disclosure of the following assumptions and estimates as they relate to our consideration of the EIT Law:

Under the EIT Law, an enterprise established outside of China whose "de facto management bodies" are located in China is considered a "resident enterprise" and is subject to the 25% enterprise income tax rate on its worldwide income. The EIT Law and its implementing rules are relatively unclear on how tax authorities will determine the tax residency of enterprises established outside of China. On April 22, 2009, the PRC State Administration of Taxation issued the Notice Concerning Relevant Issues Regarding Cognizance of Chinese Investment Controlled Enterprises Incorporated Offshore as Resident Enterprises pursuant to Criteria of de facto Management Bodies (the "Notice"), further interpreting the application of the EIT Law and its implementation with respect to non-Chinese enterprises or group controlled offshore entities. Pursuant to the Notice, an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group will be classified as a "resident enterprise" if (i) its senior management in charge of daily operations reside or perform their duties mainly in China; (ii) its financial or personnel decisions are made or approved by bodies or persons in China; (iii) substantial assets and properties, accounting books, corporate chops, board and shareholder minutes are kept in China; and (iv) at least half of its directors with voting rights or senior management often reside in China. Our senior management, major assets and financial accounting books are primarily located in the PRC. Our major strategic business decisions are generally made in China and almost all of our revenues currently arise from our operations in China. Based on the above factors, we may be deemed a “resident enterprise” by PRC tax authorities. However, the Notice stated that it applies to “an enterprise incorporated in an offshore jurisdiction and controlled by a Chinese enterprise or group”, and it did not specify whether it is applicable to an offshore enterprise incorporated by a Chinese natural person as in our case.

If the PRC tax authorities determine that our U.S. holding company is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also may subject us to a 20% withholding tax on any dividends we pay to our PRC natural person stockholders and to non-PRC natural person stockholders whose foreign jurisdictions do not have a tax treaty with the PRC. Such classification may subject us to a 10% withholding tax on any dividends we pay to non-PRC entities whose foreign jurisdictions do not have a tax treaty with the PRC. However, a “resident enterprise” that issues a dividend to a direct parent or subsidiary entity that is also a “resident enterprises” does not subject the dividend to withholding tax under the EIT Law. The Company and its only direct wholly-owned subsidiary, China Information Technology Holdings Limited (“CITH”), a British Virgin Islands (“BVI”) company, are holding companies which derive no income. If CITH is considered a “resident enterprise” since its directors, senior management, major assets and accounting books are primarily located in China, dividends distributed from CITH to our U.S. holding company would be exempt from the tax under the EIT Law. If the PRC tax authorities determine that our U.S. holding company is not a “resident enterprise” for PRC enterprise income tax purposes, dividends to it from CITH may be subject to a 10% withholding rate if CITH is considered a “resident enterprise”. Dividends from the Company to a PRC natural person would be subject to a 20% withholding tax, and dividends to a foreign natural person would also be subject to a 10% withholding rate unless reduced pursuant to a tax treaty. It still remains unclear for the 2011 tax year how the relevant governmental authorities will interpret and implement the laws and regulations pertaining to offshore and cross-border taxes. Given this uncertainty, there is a risk that we could be subject to unfavorable tax treatments.

Division of Corporation Finance
September 1, 2011

However, we considered such risk to be immaterial to the Company and that disclosure of the above estimates and assumptions to have been an immaterial addition to our disclosure, in light of the fact that we had disclosed that substantially all of our operations were in China at all times during the applicable periods, and the above analysis indicating that even if we were considered a “resident enterprise” such status would likely have an immaterial impact on our financial condition and results of operation.

Our conclusion is not impacted by the grandfathering provisions of the EIT Law. Under the EIT Law, Information Security Software (China) Co., Ltd, Wuda Geoinformatics Co., Ltd., iASPEC, Shenzhen Bocom Multimedia Display Technology Co., Ltd., Huipu, and Shenzhen Zhongtian Technology Development Company Ltd., are entitled to a preferential EIT rate of 15% in 2011 due to their recognized status as High and New Technology Enterprises. Information Security Technology (China) Co., Ltd. (“IST”) enjoys a two-year tax exemption, followed by a 50% exemption for three years, retroactive to as of January 1, 2007. 2011 is the fifth and last year that IST was entitled to its tax holiday and subject to a favorable tax rate of 12%. Since the EIT Law permits companies, such as IST, that were previously exempt from taxes or that had concessional rates to retain their preferences until the original expiration date, the EIT Law does not impact IST’s income tax qualification to enjoy a 50% tax exemption in fiscal year 2011.

Division of Corporation Finance
September 1, 2011

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(f) Accounts Receivable, Bills Receivable and Concentration of Risk, page F-16

14.

In light of the significant increase in the company’s allowance for doubtful accounts, please tell us how you considered providing a roll-forward showing the activity within the allowance for doubtful accounts for the periods presented. Refer to Rule 12-09 as referenced by Rule 5-04 of Regulation S-X.

Response: In response to the Staff’s comment, we intend to disclose the following roll-forward information for allowance for doubtful accounts in future filings.

Allowance for doubtful accounts	$
Balance at beginning of year
Additions:
Charged to costs and expenses
Charged to other accounts
Allowance used
Balance at end of year	$

15.	You disclose that no single customer accounted for 10% or more of total revenue for the years ended December 31, 2010 and 2009. We also note your disclosure in the June 30, 2011 form 10-Q and related earnings release that your government customers generated over half of total revenues during the three-month periods ended June 30, 2011 and 2010. Please tell us how you considered whether the PRC central government and its agencies or a provincial government could be considered a major customer as defined in ASC 280-10-50-42.

Response: Pursuant to ASC 280-10-50-42, entities which are under common control shall be considered as a single customer. In China, government projects are controlled by the local government instead of the central government. Accordingly, we considered government customers relating to government projects under the control of the same local government as a single customer. Based on this analysis, we did not derive more than 10% of its revenue from any single local government for the years ended December 31, 2010 and 2009.

Division of Corporation Finance
September 1, 2011

Note 3. Variable Interest Entity, page F-22

16.	In light of the risks and uncertainties described on pages 22 through 24 related to your relationship with iASPEC, please explain to us how your disclosure addresses the types, nature and changes of risks associated with your involvement with iASPEC. Refer to ASC 810-10-50-2AA.

Response: Pursuant to ASC 810-10-50-2AA, our disclosure in the Form 10-K addresses the types, nature and changes of risks associated with our involvement with iASPEC, including the disclosure under Item 1A. Risk Factors – Risks Related to Our Business – “If we are not able to adequately secure and protect our patent, trademark and other proprietary rights our business may be materially affected.”, Item 1A. Risk Factors – Risks Relating to Our Commercial Relationship with iASPEC, and Item 1A. Risk Factors – Risks Related to Doing Business in China – “If we fail to obtain or maintain all licenses and approvals required to operate our businesses in the PRC, our business and operations may be adversely affected.” In future filings, we intend to revise Note 3 to our financial statements to address these risks, to the extent they remain applicable.

17.	In the risk factor on page 23 regarding the risk of redemption of shares purchased by the investors in your 2007 private placement, you indicate that a PRC governmental agency could take action that could materially and adversely affect the transactions contemplated by the restructuring agreement. Please tell us whether there are any PRC laws or regulations that if the company’s contractual arrangements that establish the structure for operating iASPEC were found to be in violation of, the company may be required to restructure its ownership structure and operations iASPEC, discontinue a portion of your business or could require you to de-consolidate iASPEC.

Response: In view of our discussion in our response to Comments 8 and 16 above, we do not believe that the contractual arrangements that establish the structure for operating iASPEC are in violation of any PRC laws or regulations and that the Company will be required to restructure its ownership structure and operation of iASPEC, discontinue a portion of its business or de-consolidate iASPEC.

18.	Please describe the nature of any restrictions on iASPEC’s assets. Refer to ASC 810-10-50-2AA.

Response: The restricted assets of iASPEC include its general reserve restrictions under PRC law as discussed in further detail in our response to Comment 5 above, and the restrictions imposed by the restructuring agreement,.

Division of Corporation Finance
September 1, 2011

Note 13. Reserve and Distribution of Profit, page F-35

19.	On pages 17 and 26 you disclose that your PRC subsidiaries are required to allocate at least 10% of annual after-tax profits determined under PRC GAAP to a statutory general reserve fund until the amounts in the fund reaches 50% of their registered capital. Please tell us, and in future filings quantify, the amount of the statutory reserve fund and whether the maximum reserve amount had been reached as of December 31, 2010. Quantify the amount of retained earnings that are restricted or free of restrictions and quantify the amount of restricted net assets as of December 31, 2010 if restricted net assets exceed 25% of consolidated net assets. If restricted net assets do not exceed 25% of consolidated net assets, please provide us with your supporting calculation of restricted net assets. Refer to Rule 4-08(e)(3) of Regulation S-X and SAB Topic 6.K.2.

Response: We intend to disclose the requested information about the statutory general reserve in future filings. As of December 31, 2010, the amount of statutory general reserve did not reach 50% of the registered capital of each PRC subsidiary.

The Company quantified the restricted net assets as at December 31, 2010 according to Rule 4-08(e) (3) of Regulation S-X and SAB Topic 6.K.2 as calculated below. Based on our calculation, the restricted net assets represents only 15% of the total consolidated net assets of the Group and so presentation of parent only condensed financial statements under Rule 5-04 of Regulation S-X is not required.

December 31
2010
PRC general reserve	$12,968,985
Restricted net assets and retained earnings related to covenants of existing bank loans	18,204,400
Total restricted net assets	31,173,385
Consolidated net assets	207,072,686
Restricted net assets as percentage of consolidated net assets	15.05%

20.	If restricted net assets exceed 25% of consolidated net assets, please present parent- only condensed financial statements consistent with Rule 5-04 of Regulation S-X.

Response: As reflected in our response to comment 19, restricted net assets as of December 31, 2010 did not exceed 25% of consolidated net assets..

Item 9.A Controls and Procedures, page 47

21.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following question.

Division of Corporation Finance
September 1, 2011

  In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operation.

  Please describe your internal audit function and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

  If you do not maintain your books and record in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: Our internal audit department works under the supervision of our audit committee. Our internal audit department has an internal audit manager, an internal audit supervisor and four internal auditors, who are responsible for evaluating and assessing the effectiveness of our internal control. Every year, our internal audit department updates the process narrative according to the operations of the Company, and performs a walkthrough and internal control testing. Our internal audit manager prepares reports directly to our audit committee on the effectiveness of our internal control with reference to the COSO framework based on the results of its work.

The Company maintains its books and records in accordance with Chinese Accounting Standards at our subsidiaries level. We have a team of four accounting staff with U.S. GAAP experience and training who are responsible to convert our PRC GAAP accounts to U.S. GAAP and complete the consolidation process at each quarter end. Each of our accounting staff is responsible for monitoring and reviewing one to three subsidiaries, and they are responsible for ensuring that the management accounts provided by each subsidiary is prepared in accordance with the Company’s accounting policies and PRC GAAP before the U.S. GAAP conversion. The financial manager of the Company reviews the U.S. GAAP translation for Commission reporting purposes and the Chief Financial Officer reviews the work prepared by the financial manager and overall presentation of the filings to ensure its compliance with relevant laws and regulation applicable to the Company. Additionally, as part of this quarterly and annual internal control process, we maintain and check an internal accounting checklist and external U.S. GAAP disclosure checklist to ensure that our accounts are presented fairly under US GAAP for SEC reporting purpose.

Division of Corporation Finance
September 1, 2011

22.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. In your response, please address circumstances at the time of your Form 10-K preparation and subsequent to the resignation of the company’s CFO. Do not identify people by name, but for each person, please tell us:

  what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

  what relevant education and ongoing training he or she has had relating to U.S. GAAP;

  the nature of his or her contractual or other relationship to you;

  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: Our financial controller prepares our financial statements. Our internal audit manager of the Company evaluates the effectiveness of our internal control. We require both to attend ongoing training relating to U.S. GAAP, including trainings performed by external organizations. For example, they recently attended, “An Accounting & Reporting Update for US Listed Companies”, organized by Center For Professional Education LNC on June 20-21, 2011. In addition, our accounting staff obtain regular updates of recent U.S. GAAP announcements and newsletters from our external auditor.

Our financial controller joined the Company in 2009. Prior to joining the Company, she worked with Ernst & Young's Shenzhen office for over five years. She holds a bachelor's degree of Finance from Zhongnan University of Economics and Law. The Company’s Financial Controller is a member of the China Institute of Certified Public Accountants.

Two of our other accounting department staff have five years’ working experience in Deloitte & Touche’s Shenzhen office, and one member of the staff is a member of the China Institute of Certified Public Accountants. Our internal audit manager joined the Company in 2008 and has more than 10 years’ working experience as an external and internal auditor. Prior to joining the Company, she worked at Huawei Technologies Co, Ltd as an audit manager for half a year and Kerry Oils & Grains (China) Co., Ltd as an audit supervisor for about 6 years. She holds a bachelor’s degree of economics from Jiangxi University of Finance and Economics and a MBA degree from Shanghai University of Finance and Economics. She is a member of China Institute of Certified Public Accountants and has been qualified as a Certified Information System Auditor and Certified Internal Auditor. Our audit supervisor, who has more than 8 years’ working experiences, holds a bachelor degree of economics from Wuhan University, and she also has a Certified Internal Auditor qualification.

Division of Corporation Finance
September 1, 2011

Our former chief financial officer, who resigned on May 30, 2011, was a seasoned executive with more than 10 years of experience in corporate finance and investment management in the U.S. market. Prior to joining the Company, she was in charge of China investments for JLF Asset Management from May 2007 until May 2008, which was ranked by Barron's among the world's top 30 hedge funds in early 2008. Prior to joining JLF Asset Management, She served as Chief Financial Officer of Diguang International Development Company, Ltd. (OTCBB: DGNG) from January 2006 until March 2007. Earlier in her career, she was a portfolio manager at Sand Hill Advisors in Palo Alto, California from July 2004 until December 2005, and an investment officer at Northern Trust Bank in San Francisco from July 2000 until July 2004. She began her career at Bank of America in the corporate finance division in August 1996 and worked there until July 1998, she received her bachelor's degree in economics from Shanghai International Studies University and obtained her MBA (with a concentration in finance) from Arizona State University. She is also a Chartered Financial Analyst (CFA).

23.

We note your disclosure on page 9 of the Definitive Proxy filed April 29, 2011 that the Board of Directors determined that Mr. Remington Hu possesses the accounting or related financial management experience that qualifies him as financially sophisticated within the meaning of Rule 4350(d)(2)(A) of the Nasdaq Marketplace Rules and that he is an “audit committee financial expert” as defined by the rules and regulations of the SEC. Please describe your audit committee financial expert’s qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response: Mr. Remington Hu has knowledge of U.S. GAAP and internal control over financial reporting, and possesses the other qualifications specified under Item 407(d)(5)(ii) of Regulation S-K. Mr. Hu acquired these attributes in the course of earning his Master’s Degree in Business Administration from the Wharton Business School, and from his experience as a chief financial officer or chief executive officer of several companies, including serving from February 2008 to July 2009, as Chief Financial Officer of Yucheng Technologies Limited (NASDAQ: YTEC), and in his role as founder and chief executive officer of a financial advisory firm, consistent with the manner specified in Item 407(d)(5)(iii) of Regulation S-K. Mr. Hu’s experience and education is stated in detail on page 7 of the Definitive Proxy filed by the Company on April 29, 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Consolidated Financial Statement

Note 14. Consolidated Segment Data, page 18

Division of Corporation Finance
September 1, 2011

24.

We note your disclosure that the new segment reporting follows the company’s organizational structure as reflected in your internal management reporting systems. Please provide us with further information regarding the change in segment presentation including the following:

a.	Describe the changes in the company’s management and organizational structure;
b.	Changes in the company’s internal management reporting, including a description of the specific changes and when the changes were made;
c.	Provide us with an example of the internal management reports provided to the company’s chief operating decision maker; and
d.	Provide us with an example of the information regarding the company’s results that is provided to the company’s Board.

Response:

a.

Prior to the beginning of the 2011 fiscal year, management reviewed our businesses so as to make investing and resource allocation decisions and assess operating performance from the perspective of the four segments disclosed in the Form 10-K, i.e., our Geographic Information Systems (“GIS”) segment, our Digital Public Security Technology (“DPST”) segment, our Digital Hospital Information Systems (“DHIS”) segment, and our Others Products and Services (“Other”) segment. In connection with the changes in the Company's business portfolio and realignment of management’s decision-making process, management conducted a review of its operating business segments during the first quarter of 2011, which resulted in two new segments, Information Technology (“IT”), and Display Technology (“DT”). As disclosed on page18 of the First Quarter Form 10-Q, management determined that IT includes revenues from products and services surrounding the Company’s variety of software core competencies currently primarily in GIS, DPST and DHIS. IT segment revenues are generated from the sales of software and system integration services, as well as hardware other than display products. Management determined that DT included revenues from products and services surrounding the Company’s display technology core competencies currently primarily in GIS, DPST, Education and Media Solutions and consumer products. DT segment revenues are generated from sales of hardware and total solutions of hardware integrated with proprietary software and content, as well as services.

b.	The primary changes to our internal management reports reflected the change of our segments described above. This change was approved by management in January 2011.

c. /d.

Enclosed as Exhibit A is a translation of an example of the summary of internal management reports and the Company’s results of operations provided to management and the Company’s boad of directors for their review. A copy of the original document is being provided to the Staff by hand delivery.

Division of Corporation Finance
September 1, 2011

25.	As a related matter, describe for us any changes to your goodwill impairment methodology, such as changes in the reporting units, as a result to the changes in your segment reporting. Refer to ASC 350-20-35-45.

Response: Our goodwill impairment methodology is disclosed on page F-18 of the Form 10-K, and is a two-step test as specified in ASC 350-30-50, "Goodwill and Other Intangible Assets". The goodwill impairment analysis is a two-step test on each reporting unit, and reporting unit is defined as (1) an operating segment or (2) “one level below an operating segment (also referred to as a component).” A component is a reporting unit if it “constitutes a business for which discrete financial information is available, and segment management regularly reviews the operating results.” As the reporting units of the Company are one level below the operating segment and the change in operating segment do not give rise to any reassignment of assets or liabilities including goodwill to new reporting units, there is no change in goodwill impairment methodology resulting from changes in operating segments.

Form 10-Q for the Quarterly Period Ended June 30, 2011

General

26.	Please tell us why you have not submitted interactive data (XBRL) as an exhibit to your June 30, 2011 Form 10-Q. Refer to SEC Release No. 33-9002.

Response: As permitted by Rule 405(a)(2)(ii) of Regulation S-T, we have elected to submit the interactive data files specified by Item 601(b)(101) of Regulation S-K by amendment to the Second Quarter Form 10-Q for the quarterly period ended June 30, 2011 within 30 days of the original filing date of the Second Quarter Form 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Three Months Ended June 30, 2011 and June 30, 2010

Revenues, page 25

27.	We note your disclosure that the 16.7% decrease in revenues for the quarter was primarily due to the Chinese government’s recent implementation of new monetary tightening policies. We further note the disclosure in the August 10, 2011 press release indicating that the impact is likely to continue into the third and fourth quarters. Please tell us whether you performed an interim impairment analysis during the quarter ended June 30, 2011. If not, provide us with your analysis supporting your conclusion that the fair value of a reporting unit below its carrying amount was not more than likely. Refer to ASC 350-20-35-30.

Response: ASC 350-30-50, "Goodwill and Other Intangible Assets", requires the testing of goodwill at least annually and the Company generally tests goodwill for impairment in the fourth quarter each year. ASC 350-20-35-30 requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amounts. During the quarter ended June 30, 2011, although our growth had slowed down compared with last year, we considered that this slow down of sales did not necessarily give rise to a significant adverse change in our business. In addition, the results of our most recent test of goodwill as at December 31, 2010 were that the estimated fair value of the reporting units exceeded the carrying value by over 15%. Accordingly, management considered that test for impairment was not necessary during this interim period. However, if we become aware of any event or circumstances as exemplified in ASC 350-20-35-30, we intend to perform tests for impairment in the interim period before our normal fourth quarter goodwill impairment test.

Division of Corporation Finance
September 1, 2011

We acknowledge that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of page intentionally left blank]

Division of Corporation Finance
September 1, 2011

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 75583708333 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

CHINA INFORMATION TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin
Jiang Huai Lin
President and Chief Executive Officer

Exhibit A

(See attached)

Segment analysis summary report for three months ended 31 March 2011

Prepared by: Group Financial Department
	Three months ended December 31,2011		Three months ended December 31, 2010
					Period-over-period

Revenue		% of revenue		% of revenue
IT Segment	18,978,749	70.43%	19,206,641	75.90%	(227,892)	-1.19%
DT Segment	7,969,999	29.57%	6,098,466	24.10%	1,871,533	30.69%
	26,948,748		25,305,107		1,643,641	6.50%
Cost
IT Segment	7,483,885	39.43%	9,719,833	50.61%	(2,235,947)	-1.19%
DT Segment	5,810,023	30.61%	4,467,822	73.26%	1,342,201	30.69%
	13,293,908	49.33%	14,187,655	56.07%	(893,747)	-6.30%
Gross profits
IT Segment	11,494,864	60.57%	9,486,808	49.39%	2,008,055	21.17%
DT Segment	2,159,976	27.10%	1,630,644	26.74%	529,332	32.46%
	13,654,840	50.67%	11,117,452	43.93%	2,537,388	22.82%
Operation expenses
IT Segment	3,536,773	18.64%	2,757,741	14.36%	779,032	28.25%
DT Segment	1,010,470	12.68%	1,466,212	24.04%	(455,742)	-31.08%
Corporate and others	192,544		330,071		(137,527)	-41.67%
	4,739,787	17.59%	4,554,024	18.00%	185,763	4.08%
Income from operations
IT Segment	7,430,777	39.15%	6,389,507	33.27%	1,041,270	16.30%
DT Segment	1,676,820	8.84%	503,994	2.62%	1,172,826	232.71%
Corporate and others	-192,544	-1.01%	-330,071	-1.72%	137,527	-41.67%
	8,915,053	46.97%	6,563,430	34.17%	2,351,623	35.83%
Income from operations before income taxes
IT Segment	864,220	4.55%	1,129,581	5.88%	(265,361)	-23.49%
DT Segment	95,006	0.50%	18,891	0.10%	76,115	402.92%
Corporate and others	(699,706)	-3.69%	-148,891	-0.78%	(550,815)	369.95%
	9,174,573	48.34%	7,563,011	39.38%	1,611,562	21.31%
Income tax expense	(1,080,518)	-5.69%	(1,171,083)	-6.10%	90,565	-7.73%
Net income	8,094,055	42.65%	6,391,928	33.28%	1,702,127	26.63%